EXHIBIT 12.1

STATEMENT REGARDING COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended March 31,					Three Months Ended
	1999	2000	2001	2002	2003	June 30, 2002	June 29, 2003
	(In thousands)
Earnings:
Income before income taxes	$41,576	$39,682	$31,721	$(3,717)	$(4,479)	$5,690	$688
Fixed charges:
Interest expense	34,095	32,691	35,243	27,869	28,442	6,703	9,197
Deferred financing fees amortization	558	760	1,086	1,512	3,566	574	475
Interest portion of rental expense	395	376	510	323	311	88	93

	$76,624	$73,509	$68,560	$25,987	$27,840	$13,055	$10,453

Fixed charges:
Interest expense	$34,095	$32,691	$35,243	$27,869	$28,442	$6,703	$9,197
Deferred financing fees amortization	558	760	1,086	1,512	3,566	574	475
Interest portion of rental expense	395	376	510	323	311	88	93

	$35,048	$33,827	$36,839	$29,704	$32,319	$7,365	$9,765

Ratio of earnings to fixed charges	2.2	2.2	1.9	0.9	0.9	1.8	1.1